Grupo PARANAPANEMA

03 DEC -8 AM 7:21

Rio de Janeiro – December 5th, 2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

SUPPL

03045116

Ref. **Paranapanema S/A**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Gentleman / Madam:

We are enclosing a copy of the Extraordinary General Meetings of Shareholders of Paranapanema S.A. held on December 4th, 2003.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

dlw 12/17

03 DEC -3 AM 7:21

PARANAPANEMA S/A

CNPJ/MF 60.398.369/0001-26

NIRE 333.001.638-16

A Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD ON DECEMBER 2, 2003

Date, Time, and Venue: At 11:00 of December 2, 2003, at corporate headquarters, in Praia de Botafogo, 228, Andar P – Auditory, Rio de Janeiro, RJ. **Publications**: Notices convening the meeting were published on: "Diario Oficial do Estado do Rio de Janeiro" (Official Gazette) on November 17, 18 and 19, 2003; on "Jornal do Commercio" on November 15, 16 and 18, 2003; and on "DCI – Diário do Comércio e Indústria" on November 17, 18 and 19, 2003. **Attendance**: Shareholders representing over 2/3 of the corporate capital, as verified in the Shareholder Attendance Book. **Composition of the Table**: Pursuant to paragraph 2 of art. 22 of the By-laws, Mr. Hamilton Salerno de Moura, Chairman of the Board, chaired the meeting and invited me, Augusto Carneiro de Oliveira Filho, to be the Secretary. **Order of Business**: (i) Proposal for alteration in the Company's By-Laws, in the following provisions: (a) the Article 15, caput, to be written as follows: " The Board of Directors shall be composed of a minimum of five and a maximum of seven titular members and their respective substitutes, who shall be resident and domiciled in Brazil, as elected by the General Meeting of the Shareholders, and who shall serve a term of office of two years, and reelection shall be allowed."; (b) the Article 15, Paragraph 3, to be written as follows: "Resolutions shall always be taken by a majority of the members present."; (c) the Article 15, Paragraph 4, to be written as follows: "In case of vacancy on the Board of Director's function, the substitute can be elected by the remaining members to hold office until the next General Meeting."; (d) the Article 15, Paragraph 5, to be written as follows: "In

case vacancies in the Board of Directors reduce their number to less than five has occurred, the next General Meeting of the Shareholders shall vote for the election of the new member or members. In case the members of the Board of Directors do not execute the faculty established in the previous paragraph, the Board shall function with the remaining number of members of the Board of Directors until the election and investment in office of those members, which was made in that first General Meeting of the Shareholders, observing the limits established by law."; and (ii) Election of substitute members for the Board of Directors and Audit Committee of the Company, until the time that last in this mandate. **Resolutions**: It was resolved that these Minutes were to be written in summary form, as provided by paragraph 1 of art. 130 of Law 6,404/76. Upon continuing works, within the Order of Business, the following resolutions were taken, with the abstentions of those who ere legally impeded. Attending the request made by shareholder Aerus, the Order of Business was inverted to firstly elect to titular member of the Board of Directors, until the time that last in this mandate, i.e., until the General Shareholder Meeting that analyses Financial Statements referring to the fiscal year ended on 12.31.2003, Mr. Benni Faerman, Brazilian citizen, married, an economist, bearer of identity card no. 3402, issued by CORECON, and of CIC 012.214.507-00, residing and domiciled in this city at Avenida Epitácio Pessoa, nº 4.446, apto. 902 – Bloco I, to the position previously held by Mr. Yutaka Yamagawa, who from now on is not a member of the Board of Directors; to titular member of the Audit Committee, also until the time that last in this mandate, Mr. Edson Arruda de Faria, Brazilian citizen, divorced, accountant, bearer of the identity card no. 03926945-1, issued by IFP and of CIC 412.273.877-68, residing and domiciled in this city at Rua Marquesa de Santos, nº 53 – apto 104, to the position previously held by Mr. Luis Carlos Vaini, who from now on is not a member of the Audit Committee; and to substitute member, also for the period that last in this mandate, Mr. Aurélio Vilar Penelas, Brazilian citizen, married, air-company employee, bearer of the identity card no. 21.742.602, issued by IFP and of CIC 297.862.667-49, residing and domiciled in this city at

Rua dos Carijós, nº 35 – apto 702, to the position previously held by Mr. Manuel Fernandes Lourenço, who from now on is not a substitute member of the Audit Committee, said persons expressly state, pursuant to Law 8,934/94, that they have not been convicted by any crime capable of preventing them from conducting commercial activities. It was further resolved that the proposals for alteration in the Company's By-Laws shall be approved, which Article 15, *caput*, shall establish: "**The Board of Directors shall be composed of a minimum of five and a maximum of seven titular members and their respective substitutes, who shall be resident and domiciled in Brazil, as elected by the General Meeting of the Shareholders, and who shall serve a term of office of two years, and reelection shall be allowed**."; (b) the Article 15, Paragraph 3, shall establish: "**Resolutions shall always be taken by a majority of the members present.**"; (c) the Article 15, Paragraph 4, shall establish: "**In case of vacancy on the Board of Director's function, the substitute can be elected by the remaining members to hold office until the next General Meeting.**"; (d) the Article 15, Paragraph 5, to be written as follows: "**In case vacancies in the Board of Directors reduce their number to less than five has occurred, the next General Meeting of the Shareholders shall vote for the election of the new member or members. In case the members of the Board of Directors do not execute the faculty established in the previous paragraph, the Board shall function with the remaining number of members of the Board of Directors until the election and investment in office of those members, which was made in that first General Meeting of the Shareholders, observing the limits established by law.**". **Quorum for the Resolutions**: All resolutions were taken by the totality of the shareholders present, with abstention of the shareholder PREVI and SISTEL related to the request of substitution of members of the Board of Directors and of the Audit Committee, voting for the election of the member of the Board of Directors, but also with abstention to vote in the election of the member of the Audit Committee, who were elected with the vote of the shareholder AERUS. **Documents filed**: Proxy instruments submitted by the Shareholders. **Close**: There being no further matter to be deliberated, the Chair afforded the

opportunity to speak to whoever might be interested and, as no one spoke, the Chair adjourned the meeting for transcription of these Minutes into the proper book, and these Minutes, by unanimous resolution, and based on Paragraph Two of art. 130 of Law 6,404/76, will be published without mentioning the signature of the shareholders. Once the meeting was reopened, these Minutes were read and, as they were considered in conformity and approved, the meeting was closed once the members of the table and the shareholders present had signed these minutes. Rio de Janeiro, December 2, 2003. (s.) PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil; (s.) Fundação Sistel de Seguridade Social; (s.) Instituto Aerus de Seguridade Social; (s.) José Teixeira de Oliveira; (s.) Hamilton Salerno de Moura – Chairman; (s.) Luiz Tito Cerasoli – Representative of the Audit Committee; (s.) Augusto Carneiro de Oliveira Filho – Secretary.

These minutes conform to the original version written on the proper book.

Augusto Carneiro de Oliveira Filho
Secretary

There appears a seal of the Commercial Registrar of the State of Rio de Janeiro. Name: PARANAPANEMA S/A. Nire: 33.3.0016381-6. File: 00-2003/166352-4 – 12/03/2003. Certify the approval on 12/04/2003 and the registry under the number and date below. 00001368456. Date: 12/04/2003. Valéria G. M. Serra – General Secretary.

PARANAPANEMA S/A

CNPJ/MF 60.398.369/0001-26

NIRE 33300163816

Companhia Aberta

ATA DE ASSEMBLÉIA GERAL EXTRAORDINÁRIA, REALIZADA EM 02 DE DEZEMBRO DE 2003

Data, hora e local: 11:00 horas do dia 02 de dezembro de 2003, na sua sede social, na Praia de Botafogo, n.º 228, Andar P – Auditório, Rio de Janeiro, RJ. **Publicações:** Avisos de Convocação publicados nos jornais: "Diário Oficial do Estado do Rio de Janeiro", nos dias 17, 18 e 19 de novembro de 2003; "Jornal do Commercio" nos dias 15, 16 e 18 de novembro de 2003; e "DCI - Diário do Comércio & Industria" nos dias 17, 18 e 19 de novembro de 2003. **Presenças:** Acionistas representando mais de 2/3 do capital social, conforme verificado no Livro de Presença de Acionistas. **Composição da Mesa:** Em conformidade com o art. 22, parágrafo 2° do Estatuto Social, assumiu a presidência dos trabalhos, o Sr. Hamilton Salerno de Moura, Presidente do Conselho de Administração, o qual convidou a mim, Augusto Carneiro de Oliveira Filho, para Secretário. **Ordem do dia:** (i) Proposta de alteração no Estatuto Social da Companhia nos seguintes dispositivos: (a) o artigo 15 *caput* passar a ter a seguinte redação: "O Conselho de Administração será composto de, no mínimo cinco e, no máximo, sete membros titulares e respectivos suplentes, residentes e domiciliados no País, eleitos pela Assembléia Geral, com mandato de dois anos, permitida a reeleição."; (b) o artigo15, parágrafo terceiro, passar a ter a seguinte redação: "As deliberações serão tomadas, sempre, pela maioria dos Conselheiros presentes."; (c) o artigo 15, parágrafo quarto, passar a ter a seguinte redação: "No caso de vacância do cargo de Conselheiro, o substituto poderá ser nomeado pelos Conselheiros remanescentes, para servir até a próxima assembléia geral."; (d) o artigo 15, parágrafo quinto, passara ter a seguinte redação: "Ocorrendo vacância no Conselho de Administração que reduza o número de seus membros a menos que cinco será submetida à primeira assembléia geral que lhe seja subseqüente a eleição do novo ou dos novos membros. Caso os conselheiros não exerçam a faculdade prevista no parágrafo precedente, o Conselho funcionará com o número remanescente de Conselheiros até a eleição e posse realizada nessa primeira Assembléia Geral, respeitado o limite da lei."; e (ii) Eleição de membros substitutos para os Conselhos de Administração e Fiscal da Companhia, para o prazo remanescente do mandato em curso. **Deliberações:** Deliberou-se pela lavratura sumária

da presente Ata, conforme art. 130, parágrafo 1º da Lei 6.404/76. Dando-se prosseguimento aos trabalhos, dentro da Ordem do Dia, foram tomadas as seguintes deliberações, com as abstenções dos legalmente impedidos. Atendendo a solicitação formulada pelo representante do acionista Aerus, foi invertida a Ordem do Dia para primeiramente eleger para membro titular do Conselho de Administração, pelo período remanescente do mandato em curso, ou seja, até a Assembléia Geral Ordinária que deliberar sobre as contas do exercício findo em 31.12.2003, o Sr. Benni Faerman, brasileiro, casado, economista, portador da carteira de identidade 3402, emitida pelo CORECON e do CIC 012.214.507-00, residente e domiciliado nesta cidade na Avenida Epitácio Pessoa, nº 4.446, apto. 902 – Bloco I, para a vaga anteriormente ocupada pelo Sr. Yutaka Yamagawa, que deixa de integrar o Conselho de Administração; para membro titular do Conselho Fiscal, igualmente pelo período remanescente do mandato em curso, o Sr. Edson Arruda de Faria, brasileiro, divorciado, contador, portador da carteira de identidade 03926945-1, expedida pelo IFP e do CIC 412.273.877-68, residente e domiciliado nesta cidade na Rua Marquesa de Santos, nº 53 – apto 104, para a vaga anteriormente ocupado pelo Sr. Luis Carlos Vaini, que deixa de integrar o Conselho Fiscal; e para membro suplente, igualmente pelo período remanescente do mandato em curso, o Sr. Aurélio Vilar Penelas, brasileiro, casado, aeroviário, portador da carteira de identidade 21.742.602, expedida pelo IFP e do CIC 297.862.667-49, residente e domiciliado nesta cidade, na Rua dos Carijós, nº 35 – apto 702, para a vaga anteriormente ocupada pelo Sr. Manuel Fernandes Lourenço, que deixa de ocupar a suplência do Conselho Fiscal, declarando os novos conselheiros eleitos, expressamente, conforme dispõe a Lei nº 8.934/94, não estarem incursos em qualquer dos crimes que os impeçam de exercer a atividade mercantil. Em seguida foram aprovadas as propostas de alteração no Estatuto Social da Companhia, cujo artigo 15 *caput* passa a ter a seguinte redação: ***"O Conselho de Administração será composto de, no mínimo cinco e, no máximo, sete membros titulares e respectivos suplentes, residentes e domiciliados no País, eleitos pela assembléia geral, com mandato de dois anos, permitida a reeleição."***; o artigo 15, parágrafo terceiro, passa a ter com a seguinte redação: ***"As deliberações serão tomadas, sempre, pela maioria dos Conselheiros presentes."***; o artigo 15, parágrafo quarto, passa a ter a seguinte redação: ***"No caso de vacância do cargo de Conselheiro, o substituto poderá ser nomeado pelos Conselheiros remanescentes, para servir até a próxima Assembléia Geral."***; o artigo 15, parágrafo quinto, passa ter a seguinte redação: ***"Ocorrendo vacância no Conselho de Administração que reduza o número de seus membros a menos que cinco será submetida à primeira assembléia geral que lhe seja subseqüente a eleição do novo ou dos novos membros. Caso os***

conselheiros não exerçam a faculdade prevista no parágrafo precedente, o Conselho funcionará com o número remanescente de Conselheiros até a eleição e posse realizada nessa primeira assembléia geral, respeitado o limite da lei.”. **Quorum das Deliberações**: As deliberações foram tomadas pela totalidade dos votos dos acionistas presentes, com a abstenção dos acionistas PREVI e SISTEL no atinente ao pedido de substituição de conselheiros, votando pela eleição do novo Conselheiro de Administração mas abstendo-se também de votar na eleição dos novos Conselheiros Fiscais, eleitos com o voto do acionista AERUS. **Documentos arquivados**: Instrumentos de mandato apresentados pelos Srs. Acionistas. **Encerramento:** Nada mais havendo a tratar, o Presidente ofereceu a palavra a quem dela quisesse fazer uso e como ninguém a solicitou, suspendeu os trabalhos para a lavratura e transcrição desta Ata, por processo copiativo, no livro próprio, a qual, por deliberação, unânime da Assembléia, com fundamento no parágrafo segundo do art. 130 da Lei n.º 6.404/76, será publicada com omissão das assinaturas dos acionistas. Reaberta a sessão, foi esta Ata lida, achada conforme e aprovada, encerrando-se com a assinatura dos componentes da mesa e dos acionistas presentes. Rio de Janeiro, 02 de dezembro de 2003. (a.)PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil; (a.) Fundação Sistel de Seguridade Social; (a.) Instituto AERUS de Seguridade Social; (a.) José Teixeira de Oliveira; (a.) Hamilton Salerno de Moura – Presidente; (a.) Luiz Tito Cerasoli - Representante do Conselho Fiscal; (a.) Augusto Carneiro de Oliveira Filho – Secretário.

Confere com o original lavrado no livro próprio.

AUGUSTO CARNEIRO DE OLIVEIRA FILHO
Secretário

JUNTA COMERCIAL DO ESTADO DO RIO DE JANEIRO
Nome : PARANAPANEMA S/A
Nire : 33.3.0016381-6
Protocolo : 00-2003/166352-4 - 03/12/2003
CERTIFICO O DEFERIMENTO EM 04/12/2003 E O REGISTRO SOB O NÚMERO E DATA ABAIXO.
00001368456
DATA : 04/12/2003
Valeria S. M. Sena
SECRETARIA GERAL

13º Ofício de Notas - Notário: LUIZ FERNANDO CARVALHO DE FARIA
Av. Rio Branco 135 grupo 312 - RJ - Tel. 2224-8433
Reconheço por semelhança a(s) firma(s) de:
AUGUSTO CARNEIRO DE OLIVEIRA FILHO
Rio de Janeiro, 03 de Dezembro de 2003 às 15:07:22
Em testemunho
LUCIA HELENA FURTADO DE MENDONÇA - Substituto
Total R$ 5,12
Válido somente com selo de Fiscalização.